UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              SunRiver Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   867938 10 2
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                          Gerald Youngblood, President
                              SunRiver Corporation
                              Echelon IV, Suite 200
                             9430 Research Boulevard
                            Austin, Texas 78759-6543

                                 (512) 349-5800
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 17, 1996
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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                                  SCHEDULE 13D
CUSIP NO. 867938 10 2

         1.       Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  Stephen G. Maysonave
                  SSN: 553 68 0075

         2.       Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         3.       SEC Use Only .................................................

         4.       Source of Funds:      O O

         5.       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ...............................

         6.       Citizenship or Place of Organization: United States

Number of         7.      Sole Voting Power:          30,614,084
Shares            8.      Shared Voting Power:        None
Beneficially      9.      Sole Dispositive Power:     None
Owned By          10.     Shared Dispositive Power:   30,614,084
Each Reporting
Person With

         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:  30,614,084 Shares

         12.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) ........................[  ]

         13.      Percent of Class Represented by Amount In Row 11: 58.8%

         14.      Type of Reporting Person:    IN

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          The event requiring the filing of this Schedule 13D is the resignation of Gerald Youngblood as voting trustee for the Remaining Voting Trust Shares, defined in Item 5 below, and Stephen Maysonave replacing Mr. Youngblood as voting trustee, which event has resulted in Mr. Maysonave beneficially owning (through his ability to elect a majority of the board of directors of SunRiver Group, Inc. ("SunRiver Group")) 30,614,084 shares of the common stock of SunRiver Corporation and Mr. Youngblood beneficially owning none of such shares.

         For additional and background information, reference is made to a Statement on Schedule 13D, dated December 21, 1994, Amendment No. 1 thereto, dated December 20, 1995 and Amendment No. 2 thereto, dated the date hereof, each filed jointly by SunRiver Group and Gerald Youngblood relating to their beneficial ownership of the common stock of SunRiver Corporation (such Statement, as amended, is referred to as the "SunRiver Group/Youngblood 13D").

Item 1. Security and Issuer

         This statement relates to the common stock, $.01 par value ("Common Stock"), of SunRiver Corporation (the "Issuer"), whose address is Echelon IV, Suite 200, 9430 Research Boulevard,
Austin, Texas 78759-6543.

Item 2. Identity and Background

          (a) Stephen G. Maysonave.

          (b) Mr. Maysonave's business address is c/o Informix Software, Inc., 1111 Broadway, Suite 2000, Oakland, CA 94607.

          (c) Mr. Maysonave's principal occupation is General Manager of Informix Software, Inc.

          (d) Mr. Maysonave, during the last five years, has not been convicted in a criminal proceeding (except traffic violations or similar misdemeanors).

          (e) Mr. Maysonave has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) Mr. Maysonave is a United States citizen.


Item 3.     Source and Amount of Funds or Other Consideration

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     No  funds  or  other  consideration  were  used  or are to be  used  in Mr.
Maysonave's becoming the beneficial owner of 30,614,084 shares of Common Stock. See Item 5, below.

Item 4.     Purpose of Transaction

     The purpose of Mr. Maysonave becoming the voting trustee of the Remaining Voting Trust Shares was to fill the vacancy created by Mr. Youngblood's resignation as voting trustee. Reference is made to the SunRiver Group/Youngblood 13D.

         Mr. Maysonave does not have any present plans or proposals which would relate to or result in any of events or actions described in subparagraphs (a) through (j) of Item 4. Nothing set forth above should be interpreted to preclude Maysonave from making any plans or proposals, which would relate or result in any of the events or actions described in subparagraphs (a) through (j) of this
Item 4.

Item 5.     Interest in Securities of the Issuer

          (a) By replacing Mr. Youngblood as voting trustee of 3,400,000 shares (the "Remaining Voting Trust Shares") (52.3%) of the outstanding Series B Preferred Stock of SunRiver Group (the "Series B Preferred"), Mr. Maysonave is the beneficial owner of 30,614,084 shares of Common Stock beneficially owned by SunRiver Group. These shares of Common Stock constitute approximately 58.8% of the Common Stock outstanding inclusive of the shares underlying SunRiver Group's warrant to purchase 4,174,704 shares of Common Stock. The Series B Preferred has the power to elect three of the five directors constituting the whole board of directors of SunRiver Group.

          (b) The directors elected by Mr. Maysonave have the sole power to direct the vote of 30,614,084 shares of Common Stock and have the shared power to direct the disposition of such 30,614,084 shares owned by SunRiver Group because any disposition of all or substantially all of such shares would first require the approval of the Board of Directors and then a majority of all voting shares of SunRiver Group under Delaware law.

          (c) Mr. Maysonave did not effect any transactions in the Common Stock during the past 60 days.

          (d) No person other than SunRiver Group is known to have the right to receive or the power to direct the receipt of the dividends from or the proceeds of sale of the 30,614,084 shares of Common Stock beneficially owned by SunRiver Group.

          (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with respect to securities of the Issuer

          Except as described in this Item 6 and in Item 4 and Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof or and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Jeffrey K.Moore and Matthew R. Moore (the "Moore Brothers") together own a majority of the Remaining Voting Trust Shares and, therefore, have the power to replace Mr. Maysonave as voting trustee of the Remaining Voting Trust Shares under the Amended and Restated Voting Trust Agreement, which permits a majority of the Remaining Voting Trust Shares to remove the voting trustee at any time for any reason. Each of the Moore Brothers disclaims beneficial ownership of the other's shares of Series B Preferred.

          SunRiver Group has pledged 5,000,000 shares of Common Stock to NCR Corporation. SunRiver Group has pledged an additional 21,439,380 shares of Common Stock to The Chase Manhattan Bank, N.A., for itself and as agent for other banks, in connection with the Issuer's acquisition of certain assets of Digital Equipment Corporation. Reference is made to the SunRiver Group/Youngblood 13D.

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Item 7. Material to be filed as Exhibits

Incorporated    Exhibit                    Exhibit
by Reference    Numbers
to*:

Exhibit 4(c)[1]  3(a)                      Amended and Restated Voting Trust
                                           Agreement relating to SunRiver Group,
                                           Inc. Series B Preferred Stock.

Filed herewith   3(b)                      Resignation of Gerald Youngblood as
                                           voting trustee of the Remaining
                                           Voting Trust Shares, effective
                                           September 17, 1996.

Filed herewith 3(c)                        Acceptance of  Appointment  as voting
                                           trustee of the Remaining Voting Trust
                                           Shares by Stephen G. Maysonave,
                                           effective September 17, 1996.
     -----------------

* Number inside brackets indicate documents from which exhibits have been incorporated by reference.

[1] SunRiver Corporation's Report on Form 8-K dated December 12,
    1994.




                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 26, 1996



                                    /s/ Stephen G. Maysonave
                                    ---------------------------------
                                    Stephen G. Maysonave

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